Volatility Shares Trust 485BPOS

Exhibit 99.(d)(2)

Schedule A

(As of December 4, 2024)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Volatility Shares S&P High Volatility Index ETF	0.25%	September 29, 2022	December 5, 2022	December 5, 2022	September 29, 2025

1x Long VIX Futures K-1 Free ETF	0.84%	September 29, 2022	March 15, 2023	March 15, 2023	September 29, 2025

Volatility Premium Plus ETF	1.35%	September 29, 2022	March 15, 2023	March 15, 2023	September 29, 2025

2x Bitcoin Strategy ETF	1.85%	May 18, 2023	May 18, 2023	May 18, 2023	May 18, 2025

2x Ether ETF	1.15%	September 15, 2023	September 15, 2023	September 15, 2023	September 15, 2025

2x Corn ETF	1.85%	September 20, 2024	December 3, 2024	December 3, 2024	September 20, 2026

2x Wheat ETF	1.85%	September 20, 2024	December 3, 2024	December 3, 2024	September 20, 2026